June 27, 2022

ArentFox Schiff LLP 901 K Street NW Suite 700 Washington, DC 20006 ____________________ 202.857.6000 MAIN 202.857.6395 FAX ____________________ afslaw.com

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones

Re:	NeoVolta Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed June 23, 2022
File No. 333-264275

Ladies and Gentlemen:

This letter is being submitted on behalf of NeoVolta Inc. (the “Company”) in response to the comment letter, dated June 27, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 5 to the Registration Statement on Form S-1 filed on June 23, 2022 (the “Registration Statement”). Amendment No. 6 to the Registration Statement on Form S-1 was filed on June 27, 2022.

For your convenience, we have repeated the comment prior to the response in italics.

Amendment No. 5 to Registration Statement on Form S-1 filed June 23, 2022

Exhibits

1.We note that each unit being offered will now consist of one share of common stock and two warrants each to purchase one share of common stock. However, the first Whereas clause in the Warrant Agency Agreement filed as exhibit 4.4 to your amended Registration Statement on Form S-1 filed on May 20, 2022 refers to each unit consisting of one share of common stock and one warrant to purchase one share of common stock. Please file as an exhibit a revised Warrant Agency Agreement.

Response: A revised Warrant Agency Agreement has been filed as an exhibit in Amendment No. 6 to the Registration Statement on Form S-1.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc: Brent Willson, CEO